File No. 82-5089

News Release

06012822

RECEIVED APR 24 2006 SEC MAIL PROCESSING SECTION WASH, D.C. 199

ZURICH

SUPPL

Annual General Meeting of Zurich Financial Services approves payout and elects three new board members

Zurich Financial Services
Mythenquai 2
8022 Zurich
Switzerland
www.zurich.com
SWX Swiss Exchange/virt-x: ZURN
Valor: 001107539

Media and Public Relations
Phone +41 (0)44 625 21 00
Fax +41 (0)44 625 26 41
media@zurich.com

Investor Relations
Phone +41 (0)44 625 22 99
Fax +41 (0)44 625 36 18
investor.relations@zurich.com

Zurich, April 20, 2006 – The Annual General Meeting of Zurich Financial Services today approved a total gross payout of CHF 7 per share and it elected Don Nicolaisen, Fred Kindle and Tom de Swaan as new members to the Board of Directors. 1,401 shareholders (incl. proxies), representing 24,476,465 registered shares or 17 percent of the share capital, attended the meeting in Zurich.

The total gross payout of CHF 7 is in the form of a gross dividend of CHF 4.60 per registered share for the business year 2005 and a payout of CHF 2.40 per registered share in the form of a nominal value reduction of the share capital. Subject to fulfillment of all necessary requirements and the entry of the share capital reduction in the Commercial Register of the Canton of Zurich, the payment is expected to take place on July 4, 2006 together with the payout of the net dividend of CHF 2.99 per share. As a result of the nominal value reduction the share capital will be reduced by CHF 345,616,692 from CHF 360,017,387.50 to a new total of CHF 14,400,695.50.

PROCESSED APR 25 2006 THOMSON FINANCIAL

In addition to the election of three new board members, Thomas Escher, Philippe Pidoux and Vernon Sankey were re-elected for three-year terms to the Board of Directors. PricewaterhouseCoopers AG, Zurich, was re-elected statutory auditors and Group auditors for the business year 2006. All other agenda items proposed to the Annual General Meeting were approved.

dlw 4/25

ZURICH

Zurich Financial Services Group (Zurich) is an insurance-based financial services provider with a global network of subsidiaries and offices in North America and Europe as well as in Asia Pacific, Latin America and other markets. Founded in 1872, the Group is headquartered in Zurich, Switzerland. It employs approximately 55,000 people serving customers in more than 120 countries.